Mail Stop 4561

December 23, 2008

A. Dale Mayo
Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, New Jersey 07960

      Re: **Access Integrated Technologies, Inc.**
             Form 10-Q for the quarterly period ended September 30, 2008
             Filed on November 07, 2008
             File No. 000-51910

Dear Mr. Mayo:

We have reviewed your response letter dated November 21, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 10, 2008.

Form 10-Q for the quarterly period ended September 30, 2008

Cover Page, page 1

1. Please clarify why you have checked the "accelerated filer" box on the cover page of your most recent Form 10-Q.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 10

2. We note your response to prior comment No.2. Please further clarify why you do not believe the significant drop in your stock price and market capitalization represents a triggering event. Discuss the reasons why you believe your stock price and market capitalization have declined. Describe your policy for evaluating

the duration and severity of the decline in your stock price. Explain how the same factors impacting your stock price affect your discounted cash flow analysis. Tell us why these factors are not symptoms of adverse changes in your business climate.

3. Please clarify the portion of your response to prior comment No. 2 that states in preparing your discounted cash flow analysis, you calculated the fair value of each reporting unit utilizing an income approach (discounted cash flows) and a market approach with 60% and 40% weight applied to each method, respectively. Explain how you identify peer groups for each reporting unit. Describe how you identify reporting units and explain why only four reporting units represent 30% of your revenues. Identify the other reporting units. Further, it is unclear why you include market capitalization of peer groups in your analysis while you do not consider your market capitalization within your analysis of determining the fair value of your reporting units. Explain why you believe the market capitalization can not be directly correlated or reconciled to the "aggregate" fair value of your reporting units.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

4. Tell us your consideration of providing disclosures in your critical accounting policies to fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, you should consider providing disclosures that serve as supplement to your accounting policy for goodwill impairment testing. We have identified several areas that we believe would enhance your disclosures, including how you determine the weighting applied when using multiple fair value approaches (i.e. the income approach and the market approach), any estimates of control premiums that are factor into your analysis, the annual goodwill impairment assessment date and any discount rates applied when you perform a discounted cash flows analysis, as well as how the reporting units are identified, how goodwill is allocated to the reporting units and how the estimated fair value of each reporting units is determined. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350. Please provide us with any proposed disclosures you plan on making with respect to your critical accounting policy for goodwill impairment testing.

5. Tell us your consideration of providing early warning disclosures for goodwill or disclosures for any uncertainties that you reasonably expect will have an impact on future income from continuing operations. Refer to SOP 94-6.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief